Exhibit 99.2

Bit Digital, Inc. Announces Commencement of Revenue Generation for Inaugural AI Contract

NEW YORK, January 23, 2024 /PRNewswire/ -- Bit Digital, Inc. (Nasdaq: BTBT) (“Bit Digital” or the “Company”), a sustainable platform for digital assets and artificial intelligence (“AI”) infrastructure headquartered in New York City, is pleased to announce that its customer contract for its Bit Digital AI business has commenced revenue generation as of the date of this report. 192 servers, representing 1,536 GPUs, began generating revenue on January 23, 2024. An additional 64 servers, representing 512 GPUs, are expected to start earning revenue by the end of January 2024. The total contract value for 2,048 GPUs is worth more than $50 million of annualized revenue to Bit Digital.

Sam Tabar, Bit Digital’s CEO, commented: “We are excited to begin earning revenue from our inaugural contract for our Bit Digital AI business. We expect that the steady revenue and strong margin contribution from this contract will strengthen our overall financial profile and make us more resilient to potential downswings in the price of bitcoin. Additionally, we believe the steady cash flows from this contract will enable us to opportunistically acquire new bitcoin mining rigs as we strive towards our goal of doubling our operating fleet to approximately 6.0 EH/s during 2024.”

About Bit Digital

Bit Digital, Inc. is a sustainable platform for digital assets and artificial intelligence (“AI”) infrastructure headquartered in New York City. Our bitcoin mining operations are located in the US, Canada, and Iceland. The Company has also established a business line, Bit Digital AI, that offers infrastructure services for artificial intelligence applications. For additional information, please contact ir@bit-digital.com or visit our website at www.bit-digital.com.

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described under “Risk Factors” in Item 3.D of our Annual Report on Form 20-F for the fiscal year ended December 31, 2022. If any material risk was to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. Future changes in the network-wide mining difficulty rate or bitcoin hash rate may also materially affect the future performance of Bit Digital’s production of bitcoin. Actual operating results will vary depending on many factors including network difficulty rate, total hash rate of the network, the operations of our facilities, the status of our miners, and other factors. See “Safe Harbor Statement” below.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of Bit Digital, Inc., and its subsidiary companies. All statements, other than statements of historical fact included herein are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects,” or similar expressions, involving known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website at http://www.sec.gov. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.